SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             CHAD THERAPEUTICS, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                    157228107
                                 (CUSIP Number)

      Scott M. Herpich, Lathrop & Gage L.C., 2345 Grand Blvd., Suite 2400,
                      Kansas City, MO 64108, (816) 292-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 11, 2002
             (Date of Event Which Requires Filing of This Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [__]


Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 pages)

--------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.    Security and Issuer.

     This  amendment  (this  "Schedule 13D  Amendment")  amends and corrects the
Schedule 13D filed on August 22, 2002 by the Committee to Restore Chad Shareholder Value (the "Original Schedule 13D") relating to the common stock, par value $.01 per share (the "Shares"), of Chad Therapeutics, Inc., a California corporation (the "Company"), whose principal executive offices are located at 21622 Plummer Street, Chatsworth, California 91311.

Item 2.    Identity and Background.

     The purpose of this Amendment is (i) to notify the public that the "Committee to Restore Chad Shareholders Value" (the "Committee") was dissolved shortly after the Company's 2002 annual meeting and the Reporting Persons (defined below) are no longer a group for Schedule 13D reporting purposes and
(ii) to correct the Original Schedule 13D. For more information regarding the dissolution of the Committee, see Items 4 and 6 of this Schedule 13D Amendment.

     This Amendment is filed by David L. Johnson, ("Mr. Johnson"), Sandra L. Castetter ("Ms. Castetter"), W. Robert Kohorst ("Mr. Kohorst"), Everest Properties II, LLC Money Purchase Plan FBO W. Robert Kohorst ("Everest Pension Plan"), McDowell Investments L.P. and Monte McDowell ("Mr. McDowell") (collectively, the "Reporting Persons"). Mr. McDowell and Mr. Matthew Duffield ("Mr. Duffield"), who is not a shareholder of the Company, formed the Committee to attempt regain shareholder value by attempting to elect Mr. Kohorst and Mr. Sheldon to Company's board of directors. Mr. Johnson was a participant, but not a member, of the Committee. Neither Mr. Kohorst nor the Everest Pension Plan were or are required to make any report on the Original Schedule 13D or this
Schedule 13D Amendment; however, they agreed to make voluntary disclosure in the Original Schedule 13D.

     Item 2 of the Original Schedule 13D is hereby amended to add the following sentence to the end of the first paragraph: "Information provided in this
Schedule 13D regarding Mr. Kohorst and the Everest Pension Plan is provided solely as additional, voluntary disclosure that may be of interest to parties interested in this Schedule 13D."

Item 3.    Source and Amount of Funds or Other Consideration.

     None of the Reporting Persons have acquired or sold any Shares since the Original Schedule 13D was filed.

Item 4.    Purpose of Transaction.

     The Committee was dissolved after the Company's 2002 Annual Meeting and the Reporting Persons are no longer a group for Schedule 13D reporting purposes. See
Item 6 for more details.

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

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     The Committee was dissolved after the Company's 2002 Annual Meeting and the Reporting Persons are no longer a group for Schedule 13D reporting purposes. There are no agreements between any of the Reporting Persons or former Committee Members with respect to the Company. In particular, the Reporting Persons do not have any current agreements or plans to attempt to elect an individual to the Company's board of directors or effect any other change with respect to the Company, but this may change in the future.

Annex A

     Annex A of the Original Schedule 13D is hereby amended to replace the information regarding the shares held by the Everest Pension Plan with the following corrected information:

Money Purchase Plan FBO W. Robert Kohorst

     Date                     Quantity                Price Per Share

     July
     7/19/02                  1,000                      $2.55
     7/22/02                  7,000                      $2.66

         Grand Total          8,000

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


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



/s/ David L. Johnson                                     Date: October 17, 2002
    David L. Johnson


/s/ Sandra L. Castetter                                  Date: October 17, 2002
    Sandra L. Castetter


/s/ W. Robert Kohorst                                    Date: October 17, 2002
    W. Robert Kohorst


EVEREST PROPERTIES II, LLC MONEY
PURCHASE PLAN FBO W. ROBERT KOHORST


By:   /s/  W. Robert Kohorst                             Date: October 17, 2002
    Name:  W. Robert Kohorst
    Title: Trustee


MCDOWELL INVESTMENTS L.P.

By:  MGM HOLDINGS LLC
         General Partner

         By: /s/ Kevan D. Acord                          Date: October 17, 2002
         Name:   Kevan D. Acord
         Title:  Manager


/s/ Monte McDowell                                       Date: October 17, 2002
    Monte McDowell

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